UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Wayfair Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

94419L101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Nikunj Shah

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,477,207

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,477,207

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,477,207

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 10.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101	Schedule 13G

Item 1.
	(a)	Name of Issuer: Wayfair Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 4 Copley Place, 7th Floor Boston, MA 02116

Item 2.
	(a)	Name of Person Filing: Nikunj Shah (the “Reporting Person”)
	(b)	Address or Principal Business Office: 4 Copley Place, 7th Floor Boston, MA 02116
	(c)	Citizenship: U.S. citizen
	(d)	Title of Class of Securities: Class A Common Stock, $0.001 par value per share, of Wayfair Inc.
	(e)	CUSIP Number: 94419L101

Item 3.
Not applicable.

CUSIP No. 94419L101	Schedule 13G

Item 4.	Ownership

(a)

Amount beneficially owned:

As of December 31, 2014, the Niraj Shah 2007 Irrevocable Trust owned 1,625,858 shares of Class B common stock and the Niraj Shah 2007 Non Exempt Irrevocable Trust owned 2,851,349 shares of Class B common stock. The Reporting Person is trustee for these trusts, and in that role the Reporting Person exercises voting and investment power over the shares. Each share of Class B common stock is convertible at any time at the option of the Reporting Person into one share of Class A Common. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock (a) upon transfer thereof, subject to certain exceptions, (b) upon the date on which the outstanding shares of Class B Common Stock represent less than 10% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock, or (c) in the event that holders of at least 66 2/3% of the then outstanding shares of Class B Common Stock elect to convert all shares of Class B Common Stock into shares of Class A Common Stock.

(b)

Percent of class:

10.8%

The ownership percentage above is based on an aggregate of 41,480,081 shares of Class A Common Stock outstanding, consisting of (i) 37,002,874 shares of Class A Common Stock outstanding as of December 31, 2014, as reported in a press release issued by Wayfair Inc. on January 5, 2015, and (ii) 4,477,207 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 4,477,207 shares of Class B common stock owned by the trusts as of December 31, 2014.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 4,477,207
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 4,477,207
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 7.	Identification and Classification of Members of the Group
Not applicable.

Item 8.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 94419L101	Schedule 13G

Item 9.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

By:	/s/ Nikunj Shah
Name:	Nikunj Shah